SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/6/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management, and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
526,418

8. SHARED VOTING POWER
233,933

9. SOLE DISPOSITIVE POWER
760,351
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
760,351

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.78%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed April 29, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


Item 4.PURPOSE OF TRANSACTION
Phillip Goldstein, a former member of the filing group, is no longer a member. See Exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 7, 2010 there were 11,212,000 shares of common stock outstanding as of 10/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, and Andrew Dakos beneficially own an aggregate of 760,351 shares of KEF or 6.78% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Dakos or with clients.

c) During the past 60 days no shares of KEF were traded.



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/12/2010


By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A:

To: The Record
Re: Korea Equity Fund
Date: October 6, 2010

Phillip Goldstein was recently elected to the board of directors of Korea Equity Fund (KEF).

The parties below hereby agree that as long as Mr. Goldstein serves as a director of KEF, (1) there shall be no direct or indirect communication between Mr. Goldstein and the other parties regarding KEF, and
(2) Mr. Goldstein shall not directly or indirectly participate in any decisions concerning purchases, sales, or voting of any shares of KEF beneficially owned by any person or entity other than those shares he personally owns in his own name.

An appropriate filing shall be made to reflect this agreement.

________________________________
Phillip Goldstein


________________________________
Andrew Dakos

________________________________
Rajeev Das